UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LACROSSE FOOTWEAR, INC.

(Name of Subject Company (Issuer))

XYZ MERGER SUB, INC.

and

ABC-MART, INC.

(Name of Filing Persons (Offerors))

Common Stock, $.01 par value

(Title of Class of Securities)

505688101

(CUSIP Number of Class of Securities)

Minoru Noguchi

President

ABC-MART, INC.

19F Shibuya Mark City West

1-12-1 Dougenzaka

Shibuya-Ku, Tokyo 150-0043

81 3-3476-5452

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Carl Sanchez

Paul Hastings LLP

4747 Executive Drive, 12th floor

San Diego, CA 92121

(858) 458-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$137,565,869	$15,765.05

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 6,510,949 shares of common stock, par value $.01 per share, of LaCrosse Footwear, Inc. (“LaCrosse”) outstanding multiplied by the offer price of $20.00 per share, and (ii) 1,013,364 shares of common stock of LaCrosse issuable pursuant to outstanding options, multiplied by the offer price of $20.00 per share minus the weighted average exercise price for such options of $12.75 per share. The calculation of the filing fee is based on information provided by LaCrosse as of July 13, 2012.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the cash tender offer by XYZ Merger Sub, Inc., a Wisconsin corporation (the “Purchaser”) and a wholly owned subsidiary of ABC-MART, INC., a corporation formed under the laws of Japan (“ABC-MART”), to purchase all of the outstanding shares of common stock, par value $.01 per share (collectively, the “Shares” and each, a “Share”), of LaCrosse Footwear, Inc., a Wisconsin corporation (“LaCrosse”), at a purchase price of $20.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of ABC-MART and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is LaCrosse Footwear, Inc. LaCrosse’s principal executive offices are located at 17634 NE Airport Way, Portland, Oregon 97230. The telephone number of LaCrosse’s principal executive offices is (503) 262-0110.

(b)	Securities. This statement relates to the common stock, par value $.01 per share, of LaCrosse. Based upon information provided by LaCrosse, as of July 13, 2012 there were: (i) 6,510,949 Shares issued and outstanding and (ii) 1,013,364 Shares subject to issuance upon exercise of outstanding stock options. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in Section 6, entitled “Price Range of the Shares; Dividends,” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a),(b),(c)	Name and Address; Business and Background of Entities; Business and Background of Natural Persons. This Schedule TO is filed by ABC-MART and Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning ABC-MART and Purchaser,” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a),(b)

Transactions and Significant Corporate Events. The information set forth in the “Summary Term Sheet,” “Introduction,” Section 9, entitled “Certain Information Concerning ABC-MART and Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations or

Agreements with LaCrosse,” Section 12, entitled “Purpose of the Offer; Plans for LaCrosse; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a),(c)(1)-(7)	Purposes and Plans. The information set forth in the “Summary Term Sheet,” “Introduction,” Section 6, entitled “Price Range of the Shares; Dividends,” Section 7, entitled “Certain Effects of the Offer,” Section 12, entitled “Purpose of the Offer; Plans for LaCrosse; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)(b)(d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 10, entitled “Source and Amount of Funds,” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning ABC-MART and Purchaser,” Section 12, entitled “Purpose of the Offer; Plans for LaCrosse; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” and Schedule I of the Offer to Purchase is incorporated herein by reference.

(b)	Securities Transactions. None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations or Agreements with LaCrosse,” Section 12, entitled “Purpose of the Offer; Plans for LaCrosse; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 17, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a),(b)	Not applicable.

Item 11. Additional Information.

(a)(1)	The information set forth in Section 9, entitled “Certain Information Concerning ABC-MART and Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations or Agreements with LaCrosse,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3)	The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer,” and Section 15, entitled “Certain Legal and Regulatory Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	The information set forth in Section 7, entitled “Certain Effects of the Offer,” of the Offer to Purchase is incorporated herein by reference.

(a)(5)	The information set forth in Section 16, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated as of July 19, 2012.

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Summary Advertisement published on July 19, 2012.

(a)(5)(A)	Joint Press Release issued by ABC-MART, INC. and LaCrosse Footwear, Inc. on July 5, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by ABC-MART, INC. with the Securities and Exchange Commission on July 6, 2012).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated July 5, 2012, by and among ABC-MART, INC., XYZ Merger Sub, Inc. and LaCrosse Footwear, Inc.

(d)(2)	Confidentiality Agreement, dated February 28, 2011, between ABC-MART, INC. and Wells Fargo Securities LLC, for and on behalf of LaCrosse Footwear, Inc.

(d)(3)	Exclusivity Agreement, dated May 21, 2012, between LaCrosse Footwear, Inc. and ABC-MART, INC.

(d)(4)	Tender and Voting Agreement, dated July 5, 2012, by and among ABC-MART, INC., XYZ Merger Sub, Inc. and the directors and certain executive officers of LaCrosse Footwear, Inc.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XYZ Merger Sub, Inc.

By:	/s/ Jo Kojima
Name:	Jo Kojima
Title:	Chief Executive Officer
Date:	July 19, 2012

ABC-MART, INC.

By:	/s/ Minoru Noguchi
Name:	Minoru Noguchi
Title:	President
Date:	July 19, 2012